EXHIBIT (a)(1)(vii)

ENTERCOM COMMUNICATIONS CORP.	PERSONNEL SUMMARY	Page: 1
	AS OF	File:
	Current	Date:
Price is greater than or equal to 11.80

		Grant	Grant
Name	ID	Number	Date	Plan/Type	Shares	Price	Exercised	Vested	Cancelled	Unvested	Outstanding	Exercisable

TOTALS

This document shows all stock option grants to you under the Entercom Equity Compensation Plan that have an exercise price of $11.80 or more per share. The number of your Eligible Options is listed in the column titled “Outstanding.”
In order to determine the number of Restricted Stock Units you can receive if you elect to participate:
•	add up the number of Eligible Options with an exercise price of less than $30.00 and then divide such number by 2.25; and

•	add up the number of Eligible Options with an exercise price of $30.00 or more and then divide such number by 4.50.
The total of these two amounts (rounded up or down to the nearest whole number) is the number of Restricted Stock Units you may elect to receive in exchange for your Eligible Options.
If you need assistance calculating the number of Restricted Stock Units you may elect to receive in exchange for your Eligible Options, please telephone Entercom’s Corporate Paralegal — Andrea Levenson at (610) 660-5631.